

December 15, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of EVe Mobility Acquisition Corp, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
- Class A ordinary shares, par value $0.0001 per share
- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Sincerely,